[redacted]

SEC Mail Processing Section

FEB 2 4 2011

Washington, DC
110

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

11017137

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERBOLSA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 BRICKELL AVENUE, SUITE 800
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonel Narea (786) 347-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON BROWN ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Leonel Narea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interbolsa Securities, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ninette Minguez
COMMISSION # EE023973
EXPIRES: SEP. 07, 2014
WWW.AARONNOTARY.com
NOTARY PUBLIC STATE OF FLORIDA

Signature

Chief Executive Officer
Title

Ninette Minguez
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

CONTENTS:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Interbolsa Securities, LLC
(A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc.)

We have audited the accompanying statement of financial condition of Interbolsa Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc.) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interbolsa Securities, LLC (A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc.) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 11, 2011

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	1,563,074
Deposit with clearing organization		100,000
Prepaid expenses and other assets		102,730
Due from related party		116,118
Equipment, net		49,245
TOTAL ASSETS	**$**	**1,931,167**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	327,112
Due to related party		75,176
TOTAL LIABILITIES		402,288
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBER'S EQUITY		1,528,879
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,931,167**

The accompanying notes are an integral part of these financial statements.

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Referral fee	$ 110,448
Interest	258
TOTAL REVENUES	110,706
EXPENSES:	
Salaries	724,133
Professional fees	307,485
Recruitment fee	195,280
Occupancy	115,537
Regulatory fees	5,935
Depreciation	3,714
General and administrative	258,018
TOTAL EXPENSES	1,610,102
NET LOSS	$ (1,499,396)

The accompanying notes are an integral part of these financial statements.

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	MEMBER'S EQUITY
BALANCE, JANUARY 1, 2010	$ 223,275
NET LOSS	(1,499,396)
CONTRIBUTIONS	2,805,000
BALANCE, DECEMBER 31, 2010	**$ 1,528,879**

The accompanying notes are an integral part of these financial statements.

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,499,396)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	3,714
Changes in operating assets and liabilities:	
Deposit with clearing organization	(100,000)
Prepaid expenses and other assets	(102,730)
Accounts payable and accrued expenses	318,827
Due from/to related party	(41,616)
TOTAL ADJUSTMENTS	78,195
NET CASH USED IN OPERATING ACTIVITIES	(1,421,201)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(44,691)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	2,805,000
NET INCREASE IN CASH	1,339,108
CASH AT BEGINNING OF YEAR	223,966
CASH AT END OF YEAR	**$ 1,563,074**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Operations

Interbolsa Securities, LLC (the "Company") was organized in the State of Florida in 2009 and changed its jurisdiction to the state of Delaware during 2010. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary Interbolsa USA Holdings, Inc (the "Parent"), a Florida company. The Company expects to expand its operations as a broker-dealer during 2011.

The Company has not generated revenues to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Equipment, Net

Equipment is stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 5 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

During 2010, the Company finalized an agreement with Pershing LLC Global Securities Services ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2010, the Company was required to maintain a deposit of $100,000 with Pershing. During January 2011, the Company renegotiated its clearing agreement with Pershing and its required deposit was increased to $250,000.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that Securities maintain a minimum net capital, as defined.

Revenue Recognition

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Referral fees are recorded as earned based on agreed-upon terms with the Company's customers.

Subsequent Events

The Company has evaluated subsequent events through February 11, 2011, which is the date the financial statements were available to be issued.

New Accounting Pronouncements

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard update that amends existing guidance on the consolidation of variable interest entities ("VIEs"). Among other provisions, this update replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The update is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The adoption of this standard did not have an impact on the Company's financial statements.

3. EQUIPMENT, NET

Equipment, net, is summarized as follows:

Office equipment	$ 53,158
Less accumulated depreciation	(3,913)
	$ 49,245

Depreciation expense for the year ended December 31, 2010 was $3,714.

4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $50,000 or 12.5% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company had net capital of $1,256,786 which was $1,206,500 in excess of its required net capital of $50,286. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2010, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.32 to 1.

5. RELATED PARTIES

The Company entered into an expense sharing agreement on December 31, 2010 effective January 1, 2011 with the Parent. Under the terms of the agreement, the Parent agrees to pay certain costs including occupancy expenses and certain personnel costs. These costs are then allocated to the Company and other affiliates on a pro-rata basis, based on the actual costs attributed to the use of the facilities and other shared services used by them and paid by the Parent. Due to an expense adjustment, the Company recorded a due from Parent as of December 31, 2010.

As of December 31, 2010, the Company had amounts due from the Parent of $116,118 and amounts due to Parent of $75,176, which were non-interest bearing and due on demand.

6. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make payments under a non-cancelable service agreement for a trading platform through December 2012.

At December 31, 2010, the future minimum commitment under the non-cancelable service agreement is approximately as follows:

2011	$	174,000
2012		174,000
	$	**348,000**

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

ACCOMPANYING INFORMATION

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CREDITS	
Member's equity	$ 1,528,879
DEBITS	
Prepaid expenses and other assets	102,730
Due from related party	116,118
Equipment, net	49,245
Excess fidelity bond deductible	4,000
TOTAL DEBITS	272,093
NET CAPITAL	1,256,786
MINIMUM NET CAPITAL 12.5% OF AGGREGATE INDEBTEDNESS OF $402,288 OR $50,000, WHICHEVER IS GREATER	50,286
EXCESS NET CAPITAL	$ 1,206,500
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.32 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 327,112
Due to related party	75,176
	402,288

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART II FILING AS OF DECEMBER 31, 2010

There are no material differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2010.

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
INTERBOLSA USA HOLDINGS, INC.)

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2010, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Interbolsa Securities, LLC
(A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc)

In planning and performing our audit of the financial statements and accompanying information of Interbolsa Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc.), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
BALTIMORE 9199 Reisterstown Road, Suite 217C, Owings Mills MD 21117 | T 410 902 8898 F 410 902 8899

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 11, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Interbolsa Securities, LLC
(A Wholly-Owned Subsidiary of Interbolsa USA Holdings, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Interbolsa Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Interbolsa Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Interbolsa Securities, LLC's management is responsible for Interbolsa Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
2/01/2011	1289	SIPC	$276

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 from the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2010 to December 31, 2010 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 11, 2011

INTERBOLSA SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF INTERBOLSA USA HOLDINGS, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS